Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A

Issuer of securities registered in the Securities Registry

Santiago, July 24, 2024

Mrs.

Solange Bernstein Jáuregui

President

Commission for the Financial Market

Av. Libertador Bernardo O’Higgins 1449

Present

Ref.: Communicates MATERIAL FACT

From my consideration:

In accordance with article 9 and second paragraph of article 10 of Law No. 18,045 and with General Rule No. 30, both of the Financial Market Commission, duly empowered to this effect, I inform the following Material Fact regarding LATAM Airlines Group S.A. (“LATAM” or the “Company”):

1.	In a meeting held on this date, the Board of Directors of the Company approved that the reopening and relisting of its ADR program on the New York Stock Exchange becomes effective as of July 25, 2024.

2.	On the date hereof, the shareholders who requested the first secondary sale under the registration rights agreement (the “First Secondary Sale under the RRA”) have agreed with the banks acting as underwriters thereunder, that the price of such secondary sale be US$24 per ADR. Given that each ADR represents 2,000 shares of the Company due to the ratio change announced in the material fact dated July 18, 2024, this results in a price per share of US$0.012.

3.	On this date, the respective underwriting agreement has been signed between (i) the Company, (ii) the selling shareholders, and (iii) Goldman Sachs & Co. LLC, Barclays Capital Inc., and J.P. Morgan Securities LLC, acting as global coordinators, placement agents and representatives of the other underwriters of this secondary sale (i.e., Citigroup Global Markets Inc., Santander US Capital Markets LLC, Deutsche Bank Securities Inc., BNP Paribas Securities Corp., MUFG Securities Americas Inc., Natixis Securities Americas LLC, LarrainVial Securities US, LLC and Morgan Stanley & Co. LLC).

4.	The First Secondary Sale under the RRA was ultimately for 19,000,000 ADRs of the Company, and payment for the same will be made on July 26, 2024. The sellers in this transaction will be the shareholders to be set forth in the filings that will be made with the SEC, which are listed in the attached Annex.

Without further ado, yours sincerely,

Ramiro Alfonsín B.

CFO

LATAM Airlines Group S.A.

c.c.:	- Santiago Stock Exchange

- Chile Electronic Stock Exchange

Annex

Selling Shareholders

1. Sixth Street Partners

2. Strategic Value Partners

3. Olympus Peak

4. Monarch Funds

5. Värde Funds

6. Marathon Fund

3